Exhibit 99.5
Quest Rare Minerals Ltd.
QUEST FILES 43-101 TECHNICAL REPORT ON B-ZONE REE DEPOSIT,
STRANGE LAKE, QUÉBEC
Toronto, May 27, 2011 — Quest Rare Minerals Ltd. (TSX-V; NYSE Amex: QRM) confirms that it has filed on SEDAR and EDGAR a technical report dated May 25, 2011, entitled “Strange Lake B Zone Resource Model Update”, as referred to in Quest’s press release of April 11, 2011. The technical report was prepared by Wardrop, a Tetra Tech Company, in compliance with National Instrument 43-101 “Standards of Disclosure for Mineral Projects”. The report will also be available on Quest’s web site.
As previously announced (see Press Release : April 11, 2011) , the technical report contains an Indicated and Inferred category resource estimate for the B-Zone rare earth deposit within the Strange Lake Project, Québec. The Strange Lake Project is located 225 km northeast of Schefferville, Québec and 125 km west of the giant Voisey’s Bay nickel-copper-cobalt deposit, eastern Labrador.
Qualified Person
Mr. Peter Cashin, P. Geo., President, Chief Executive Officer and a director of Quest Rare Minerals Ltd., is the “qualified person” on the Strange Lake Project under National Instrument 43-101 and is responsible for the preparation of this news release.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. Quest is publicly listed on the TSX Venture Exchange and NYSE Amex as “QRM” and is led by a highly-respected management and technical team with a proven mine finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. Quest recently filed a 43-101 Indicated and Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a recently-completed marketed equity financing, Quest has a strong working capital position of $50.0 million. This will be sufficient to advance Quest’s plans of completing pre-feasibility and Bankable feasibility studies of the B-Zone REE deposit by 2012 and to continue exploration on its other rare earth property interests.
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:
Peter J. Cashin
President & CEO
Reno Pressacco
Vice-President, Operations
Tel: (416) 916-0777 or toll-free: 1-877-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL : www.questrareminerals.com